SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

CARAVELLE INTERNATIONAL GROUP

(Name of Issuer)

Ordinary Shares, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

G1901X108

(CUSIP Number)

Guohua Zhang

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(65) 8304 8372

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1901X108	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Guohua Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,985,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,985,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,985,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 71.97% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Galion-Group Co., Ltd., a BVI business company (“Galion”), directly owns 24,500,000 Ordinary Shares. New Honest Group Co., Ltd., a BVI business company (“New Honest”), directly owns 3,485,000 Ordinary Shares. ) Taiyuan Group Co., Ltd., a BVI business company (“Taiyuan”), directly owns 10,000,000 Ordinary Shares. Zhang currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Galion, New Honest, and Taiyuan, and is deemed to beneficially own the entirety of the 37,985,000 Ordinary Shares.
(2)	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Galion-Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.42% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS New Honest Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,485,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,485,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,485,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Taiyuan Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.94% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023.

CUSIP No. G1901X108	13D	Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of  Caravelle International group, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol CACO.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Guohua Zhang, a Chinese citizen (“Zhang”); (2) Galion-Group Co., Ltd., a BVI business company (“Galion”); (3) New Honest Group Co., Ltd., a BVI business company (“New Honest”) and (4) Taiyuan Group Co., Ltd., a BVI business company (“Taiyuan”) Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Zhang exercises voting and dispositive control over the Ordinary Shares registered in the name of Galion, New Honest and Taiyuan. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the Ordinary Shares owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o Caravelle International Group, 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Share Exchange through Merger

The Reporting Persons, directly and indirectly, were beneficial owners of Caravelle Group Co., Ltd. (the “Target”). On April 5, 2022, Pacifico Acquisition Corp. entered into the agreement and plan of merger and certain related agreements, later amended on August 15, 2022, with Caravelle International Group, the Target, and other merger entities (the “Merger”). As a result of the Merger, all outstanding ordinary shares of the Target was cancelled in exchange for 50,000,000 Ordinary Shares of Caravelle International Group. The Reporting Persons, as shareholders and beneficial owners of Target, received an aggregate of 37,985,000 Ordinary Shares as the result of the Merger.

CUSIP No. G1901X108	13D	Page 7 of 9 Pages

Item 4. Purpose of Transaction.

Each Reporting Person acquired all of their Ordinary Shares for investment purposes.

Zhang is the President and Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. In these capacities, Zhang takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in their capacities as stockholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer and director of the Issuer, neither Zhang nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Galion directly owns 24,500,000 Ordinary Shares. New Honest directly owns 3,485,000 Ordinary Shares. Taiyuan directly owns 10,000,000 Ordinary Shares. Zhang currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Galion, New Honest, and Taiyuan, and is deemed to beneficially own the entirety of the 37,985,000 Ordinary Shares. Based upon 52,774,579 Ordinary Shares issued and outstanding (as of August 15, 2023), as set forth in the Issuer’s Annual report on Form 20-F as filed with the Securities and Exchange Commission on August 28, 2023, the Ordinary Shares beneficially owned by Galion, New Honest, Taiyuan and Zhang constitutes approximately 46.42% , 6.60%, 18.84% and 71.97%, respectively, of the Ordinary Shares of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of Ordinary Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Galion	24,500,000	0	24,500,000	0

New Honest	3,485,000	0	3,485,000	0

Taiyuan	10,000,000	0	10,000,000	0

Zhang	37,985,000	0	37,985,000	0

CUSIP No. G1901X108	13D	Page 8 of 9 Pages

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. Amended and Restated Agreement and Plan of Merger, dated as of August 15, 2022, by and among Pacifico Acquisition Corp., Caravelle International Group, Pacifico International Group, Pacifico Merger Sub 2 Inc. and Caravelle Group Co., Ltd (included as Annex A to the proxy statement/prospectus) (incorporated by reference to Exhibit 4.2 of Form 8-K filed with the SEC on August 17, 2022).

CUSIP No. G1901X108	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 18, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Individual

Galion-Group Co., Ltd.

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director

New Honest Group Co., Ltd.

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director

Taiyuan Group Co., Ltd.

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director